Filed pursuant to Rule 433

Dated September 10, 2019

Registration No. 333-231902

Lloyds Banking Group plc USD 1,500,000,000 2.858% Senior Callable Fixed to Floating Rate Notes due 2023

Pricing Term Sheet:

Issuer	Lloyds Banking Group plc
Status	Senior, Unsecured
Format	SEC Registered Global Notes – Fixed to Floating Rate
Expected Issue Ratings*	A3 (Moody’s) / BBB+ (S&P) / A+ (Fitch)
Principal Amount	USD 1,500,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	10 September 2019
Expected Settlement / Issue Date**	17 September 2019 (T+5)
Maturity Date	17 March 2023
Optional Redemption	The Issuer may redeem the Senior Notes in whole (but not in part) in its sole discretion on 17 March 2022. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (and excluding) the date of redemption
Fixed Rate Coupon	2.858% per annum, payable semi-annually in arrear, during the Fixed Rate Period (as defined below)
Interest Payment Frequency	Semi-annually during the Fixed Rate Period, and quarterly during the Floating Rate Period
Interest Payment Dates

From, and including, 17 September 2019 to, but excluding, 17 March 2022 (the “Fixed Rate Period”), interest will be payable on the Senior Notes semi-annually in arrears on 17 March and 17 September each year, beginning on 17 March 2020

From, and including, 17 March 2022 to, but excluding, 17 March 2023 (the “Floating Rate Period”), interest will be payable on the Senior Notes quarterly in arrears on 17 June 2022, 17 September 2022, 17 December 2022, and 17 March 2023

Reference Benchmark Treasury	1.500% due 31 August 2021
Reference Benchmark Treasury Price / Yield	99-22 ¼ / 1.658%
Reoffer Spread to Benchmark Treasury	+120 bps
Fixed Rate Reoffer Yield	2.858%
Issue / Reoffer Price	100.000%
Underwriting Commission	0.150%
All-in Price	99.850%
Net Proceeds to Issuer before expenses	USD 1,497,750,000
Fixed Rate Period Day Count Fraction	30/360
Fixed Rate Period Business Day Convention	Following, unadjusted

Change of Interest Basis after Optional Redemption Date
Floating Rate Period Coupon	Three-month U.S. Dollar LIBOR +124.9bps during the Floating Rate Period, subject to replacement as described in the preliminary prospectus supplement dated 10 September 2019 (the “Preliminary Prospectus Supplement”)
Floating Rate Period Benchmark	Three-month U.S. Dollar LIBOR
LIBOR Reference	Reuters Screen Page LIBOR01
Interest Determination Date	Two London Banking Days (as defined in the Prospectus Supplement) prior to the start of each Floating Rate Interest Period
Interest Reset Dates	17 June, 17 September, 17 December, and 17 March, beginning on 17 June 2022
Floating Rate Period Day Count Fraction	Actual/360
Floating Rate Period Business Day Convention	Modified following; adjusted
Optional Redemption Notice Period	At least five business days but no more than thirty business days from the optional redemption date
Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Joint Bookrunners	Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Lloyds Securities Inc., Morgan Stanley & Co. LLC and UBS Securities LLC
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York
Loss Absorption Disqualification Event Redemption	The Issuer may, at its option (but subject to, if and to the extent then required by the Relevant Regulator (as defined in the relevant prospectus supplement for the Senior Notes) or the Loss Absorption Regulations (as defined in the relevant prospectus supplement for the Senior Notes), its giving notice to the Relevant Regulator and the Relevant Regulator granting it permission), redeem only all but not some of the Senior Notes outstanding at any time at 100% of their principal amount plus interest if, immediately prior to the giving of the notice referred to above, it notifies the Trustee that a Loss Absorption Disqualification Event (as defined in the relevant prospectus supplement for the Senior Notes) has occurred (as further described under “Description of the Senior Notes — Loss Absorption Disqualification Event Redemption” in the relevant prospectus supplement for the Senior Notes).

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, the holders and beneficial owners of the Senior Notes will be required to agree that by purchasing or acquiring the Senior Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the Senior Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to LBG or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom and the European Union applicable to Lloyds Bank Group plc.
ISIN	US53944YAK91
CUSIP	53944YAK9
Target Market	MiFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Singapore SFA Product Classification	In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Lloyds Securities Inc. collect at 1-212-930-5000, Morgan Stanley & Co. LLC toll-free at +1-866-718-1649 or UBS Securities LLC toll-free at 1-888-827-7275.

**We currently expect delivery of the Senior Notes to occur on or about 17 September 2019, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.